October 27, 2008

Mail Stop 4561

Mr. Joseph R. Ficalora
Chairman, President, and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

Re: **New York Community Bancorp, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 29, 2008
      File Number: 001-31565

Dear Mr. Ficalora:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Senior Assistant Chief Accountant